Exhibit 21.1

LIST OF SUBSIDIARIES OF NEOPHOTONICS CORPORATION

SUBSIDIARY	JURISDICTION
Lightconnect, Inc.	California
BeamExpress, Inc.	Delaware
Paxera LLC	Delaware
OpTun Inc.	Delaware
Lightwave Microsystems Corporation	Delaware
NeoPhotonics Corporation Limited	Hong Kong
Allied Faith Dev. Limited	Hong Kong
Gold Image Investment Limited	Hong Kong
NeoPhotonics (China) Co., Ltd.	People’s Republic of China
NeoPhotonics Dongguan Co., Ltd.	People’s Republic of China
Novel Centennial Limited	British Virgin Islands
Concord Photontech Limited	British Virgin Islands
Newave Management Limited	British Virgin Islands
Santur Corporation	Delaware
NeoPhotonics Japan, Godo Kaisha	Japan
NeoPhotonics Semiconductor, Godo Kaisha	Japan
NeoPhotonics Corporation, LLC	Russia